

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 30, 2009

Mr. Patrick C. Shutt
Chief Executive Officer
Capital Growth Systems, Inc.
500 W. Madison Street
Suite 2060
Chicago, Illinois 60661

RE: Capital Growth Systems, Inc.
Amendment No. 2 to Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed August 15, 2008
Amendment No. 1 to Form 10-QSB for Fiscal Quarter Ended March 31, 2008
Filed August 14, 2008
Form 10-Q for Fiscal Quarters Ended June 30, 2008 and September 30, 2008
Filed August 14, 2008 and November 14, 2008
File No. 0-30831

Dear Mr. Shutt:

We have reviewed your response letter dated February 27, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Amendment No. 2 to Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 7. Financial Statements, page 13

Consolidated Statements of Operations, page 16

1. Please tell us in detail why you believe your basic and diluted earnings per share computations comply with the guidance in SFAS 128 and other applicable GAAP,

including EITF D-72. In your response, please separately discuss your accounting treatment of preferred stock, convertible debt, stock purchase warrants and stock options citing the authoritative guidance that supports your accounting treatment. Please also address the consideration you gave to adjusting the numerator used in computing diluted earnings per share for changes in income or loss that would result from the assumed conversion of convertible preferred stock, convertible debt and the exercise of stock purchase warrants and stock options, including changes in the fair value of derivative instruments and stock-based compensation awards classified as liabilities.

Consolidated Statements of Shareholders' Equity (Deficit) (As Restated), page 18

2.   We reviewed the revisions to your disclosures in response to comments 11 and 13 in our letter dated May 23, 2008. Please tell us the items and their amounts included in the stock issued for consulting services line items for each year presented and how to reconcile these line items to the disclosures in the notes to financial statements.

Notes to Consolidated Financial Statements, page 21

Note 2. Summary of Significant Accounting Policies, page 23
Accounting for Stock-Based Compensation, page 28

3.   We reviewed your response to comments nine and 50 in our letter dated May 23, 2008 with respect to your classification of stock options, and understand that you believe SFAS 123(R) does not require liability accounting for stock options when there are sufficient authorized and unissued shares available to settle outstanding awards. However, it appears that you should consider the guidance in paragraph 32 of SFAS 123(R), which states that stock options or similar instruments should be classified as liabilities if an entity can be required under any circumstances to settle the awards by transferring cash or other assets and whether you have the ability to deliver shares as discussed in paragraph 34 of SFAS 123(R). Please tell us how you interpreted the referenced guidance in your analysis of the appropriate classification of option awards. In any event, you should disclose your accounting policy for classifying outstanding stock options as equity instruments after considering all other commitments that may require the issuance of stock.

Note 6. Debt (As Restated), page 32

4.   Please disclose the significant covenants and conditions contained in your debt agreements, whether you are in compliance with the covenants and conditions as of the end of the most recent year and the ramifications of non-compliance.

5.   We reviewed your response to comment 31 in our letter dated May 23, 2008, and understand that you revised your accounting treatment to account for the January 19, 2007 exchange of existing bridge loans for the issuance of new notes under the junior secured facility as an extinguishment resulting in a $1.6 million gain. Please tell us in detail how you determined that the terms of the debt instruments were substantially different. In addition, tell us how you computed the gain on extinguishment and explain why the extinguishment gain was equal to the fair value of the embedded conversion features of the bridge loans converted. Refer to EITF 96-19 and EITF 06-6. Finally, since your fiscal 2007 financial statements were restated to record the extinguishment, please describe the nature of the error in the introductory section of Note 18 preceding the tables or tell us why you believe a revision to your disclosure is not required. Refer to paragraph 26 of SFAS 154.

6.   Please disclose the weighted average assumptions used to value embedded conversion options at issuance and each balance sheet date. Also disclose the basis for your assumptions, including a discussion of the methods used to determine the assumptions.

7.   We reviewed your response to comment 37 in our letter dated May 23, 2008. The contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be recognized and measured separately in accordance with SFAS 5 and FASB Interpretation No. 14. Refer to paragraph 7 of FSP EITF 00-19-2. Please explain why your policy, as described in your response, to recognize penalties as incurred complies with this guidance.

8.   Please tell us how you accounted for the exchange/conversion of bridge loans and mandatory notes into Units and the basis in GAAP for your accounting treatment citing relevant authoritative literature, and whether you recognized a gain or loss on the extinguishment. In addition, disclose the amounts of notes and accrued interest exchanged for the Units and the gain or loss recognized.

Note 7. Warrants (As Restated), page 36

9.   Please disclose the weighted average assumptions used to value warrants at each balance sheet date. Also disclose the basis for your assumptions, including a discussion of the methods used to determine the assumptions.

Note 9. Share-based Compensation (As Restated), page 39

10.   Please disclose your accounting policies for recognizing compensation cost for awards with only service conditions and awards with performance conditions. Refer to paragraphs 42 and 49 of SFAS 123(R). Please also consider providing a

separate table for performance option activity. Refer to paragraph A240.f. and the sample disclosure in paragraph A241 of SFAS 123(R).

Note 10. Shareholders' Deficit (As Restated), page 40

11.   We reviewed the revisions to your disclosures in response to comment nine in our letter dated May 23, 2008. Please disclose the initial fair values assigned to the embedded conversion feature of the Series AA preferred stock and the Series AA preferred stock warrants and the excess, if any, charged to income.

12.   Please disclose the cash proceeds from the Unit offering and aggregate amount of bridge loans and mandatory notes and related accrued interest converted to Units. In addition, please tell us how you accounted for the warrants issued to placement agents in the Unit offering. Finally, show us how to reconcile your disclosures to proceeds received from issuance of stock and the units offering and non-cash financing activities disclosed in the statements of cash flows.

Note 11. Related Parties (As Restated), page 42

13.   We reviewed your response to comment 45 in our letter dated May 23, 2008. Please explain to us why the extinguishment of your former CEO's warrants did not reduce the related derivative liability and shareholders' deficit or further explain why a debit to APIC (Warrants) and a credit to APIC (Common Stock) was appropriate.

Item 8A(T). Controls and Procedures, page 67

14.   We reviewed the revisions to your disclosures in response to comment 47 in our letter dated May 23, 2008. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the year based on the evaluation required by Rule 13a-15 of the Exchange Act and to provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of the year, including a statement as to whether or not internal control over financial reporting is effective. Refer to Items 307 and 308(T) of Regulation S-B. Please note that you are precluded from concluding that your internal control over financial reporting was effective since there are one or more material weaknesses in internal control over financial reporting. In addition, please disclose the impact of the internal control weaknesses on your financial statements, the areas that may be impacted by the weaknesses and the pervasiveness of the deficiencies.

Exhibits 31.1 and 31.2

15.   Please revise to conform to the certification in Item 601(b)(31) of Regulation S-B. Specifically, include paragraph 4(c) omitted from the certifications. In addition in future filings on Form 10-K and Form 10-Q, please replace references to "small business issuer" to "registrant" throughout the certifications.

Form 10-Q for Quarterly Period Ended September 30, 2008

16.   Please address the comments above to the extent applicable or tell us why you believe further amendment is not necessary.

Item 1. Financial Statements, page 3

Notes to Interim Consolidated Condensed Financial Statements, page 9

Note 8. Shareholders' Equity (Deficit), page 23

17.   Please tell us how you accounted for the conversion of principal and interest with respect to the Junior Credit Facility and the basis in GAAP for your accounting treatment citing relevant authoritative literature, and whether you recognized a gain or loss on the extinguishment. In addition, disclose the gain or loss recognized.

Form 10-Q for Quarterly Period Ended June 30, 2008

18.   Please address the comments above to the extent applicable or tell us why you believe further amendment is not necessary.

Amendment No. 1 to Form 10-QSB for Quarterly Period Ended March 31, 2008

19.   Please address the comments above to the extent applicable or tell us why you believe further amendment is not necessary.

Item 1. Financial Statements, page 4

Notes to Interim Consolidated Financial Statements, page 10

Note 13. Restatement of Consolidated Financial Statements, page 27

20.   We understand that you accounted for outstanding warrants and conversion features embedded in the debentures as derivative instruments in your initial filing and the restatement relates to conversion features embedded in other convertible debt and preferred stock instruments. Please confirm our understanding and tell

us why the restatement had an impact on the fair value of outstanding warrants previously accounted for as derivative instruments.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief